Filed pursuant to Rule 433

Registration Statement No. 333-177265

November 28, 2011

NEWS RELEASE
	Contacts:	Susser Holdings Corporation
Mary Sullivan, Chief Financial Officer
(361) 693-3743, msullivan@susser.com

Ken Dennard, Managing Partner
FOR IMMEDIATE RELEASE		(713) 529-6600, ksdennard@drg-l.com
Anne Pearson, Senior Vice President
(210) 408-6321, apearson@drg-l.com

Susser Holdings to Accelerate New Retail Store Building Program in 2012

25 to 30 New Stripes® Convenience Stores Planned for Next Year

CORPUS CHRISTI, Texas, November 28, 2011 – Susser Holdings Corporation (Nasdaq: SUSS) today announced that it plans to accelerate its new retail store building program in 2012, with an estimated 25 to 30 Stripes® convenience stores expected to be built next year.

“Our plan to pick up the pace of new store building next year reflects the strong traction our Stripes® brand has achieved in the markets where we compete and the strength of the Texas economy,” said Sam L. Susser, President and Chief Executive Officer. “By accelerating our organic expansion and continuing to invest in our land bank, we are building a strong base for long-term growth, and we believe we will be creating important value for our Company today and for the future.

“The Texas economy continues to outperform the rest of the nation, and we feel very fortunate to be firmly established and positioned in a state and region that is clearly in expansion mode. During the past year we built an inventory of attractive real estate for new sites, and today we are in a position from a land bank standpoint to significantly increase our rate of new store growth,” Susser said.

Susser expects its annual rate of new builds to grow from 19-20 stores in 2011 to 25-30 new Stripes® convenience stores in 2012. Each store will include the proprietary Laredo Taco Company® restaurant, which has been a major driver of same-store sales growth since the concept was initiated in 2001.

“The new stores we are building today are typically 4,900 to 6,800 square feet – twice as large as our legacy model – and they have typically delivered two to three times the cash flow of older stores built prior to 2000. Their strong financial performance is a key driver behind our new store construction program that actually began accelerating in late 2010. We expect our typical big-box store to mature in about three years, and our target is a 20 percent unlevered annual return on investment,” Susser said.

Since its initial public offering in late 2006, Susser Holdings has grown from 325 retail stores in South Texas and southern Oklahoma to a total of 539 today, including 59 new builds and 185 acquired stores.

In addition to its retail store expansion, Susser also expects to add 25-35 new contracted dealer sites to its wholesale business during 2012 to be supplied by its Susser Petroleum subsidiary.

Corpus Christi, Texas-based Susser Holdings Corporation is a third-generation family led business with approximately 1,100 convenience stores in its network. The Company salary-operates 539 convenience stores in Texas, New Mexico and Oklahoma under the Stripes® banner. Restaurant service is available in more than 325 of its stores, primarily under the proprietary Laredo Taco Company® brand. The Company also supplies branded motor fuel to approximately 560 independently operated convenience stores under long-term contracts.

Forward-Looking Statements

This news release contains “forward-looking statements” which may describe Susser’s objectives, expected results of operations, targets, plans, strategies, costs, anticipated capital expenditures, potential acquisitions, new store openings and/or new dealer locations. These statements are based on current plans and expectations and involve a number of risks and uncertainties that could cause actual results and events to vary materially, including but not limited to: competitive pressures from convenience stores, gasoline stations, other non-traditional retailers located in our markets and other wholesale fuel distributors; volatility in crude oil and wholesale petroleum costs; wholesale cost increases of tobacco products or future legislation or campaigns to discourage smoking; intense competition and fragmentation in the wholesale motor fuel distribution industry; the operation of our stores in close proximity to stores of our dealers; seasonal trends in the industries in which we operate; unfavorable weather conditions; cross-border risks associated with the concentration of our stores in markets bordering Mexico; inability to identify, acquire and integrate new stores; our ability to comply with federal and state regulations including those related to environmental matters and the sale of alcohol and cigarettes and employment laws and health benefits; dangers inherent in storing and transporting motor fuel; pending or future consumer or other litigation; litigation or adverse publicity concerning food quality, food safety or other health concerns related to our restaurant facilities; dependence on two principal suppliers for merchandise and two principal suppliers for motor fuel; dependence on suppliers for credit terms; dependence on senior management and the ability to attract qualified employees; acts of war and terrorism; risks relating to our substantial indebtedness; dependence on our information technology systems; changes in accounting standards, policies or estimates; impairment of goodwill or indefinite lived assets; and other unforeseen factors.

For a full discussion of these and other risks and uncertainties, refer to the “Risk Factors” section of the Company’s annual report on Form 10-K for the year ended January 2, 2011, and subsequent quarterly reports. These forward-looking statements are based on and include our estimates as of the date hereof. Subsequent events and market developments could cause our estimates to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if new information becomes available, except as may be required by applicable law.

Free Writing Prospectus

The Company has filed a registration statement (including a prospectus) with the SEC for an offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch toll-free at 866-500-5408.